

July 9, 2019

Paul Moody
Chief Executive Officer
Fast Lane Holdings, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

   Re: Fast Lane Holdings, Inc.
    Registration Statement on Form 10-12G
    Filed January 25, 2019
    File No. 000-56019

Dear Mr. Moody:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Electronics and Machinery